
03037062

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)



ASIAN DEVELOPMENT BANK

Our Ref: TR/150.01/EC/03-223
Your Ref: SEC File No. 83-2
7 July 2003

03 NOV -3 AM 7:21

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549


SEC MAIL PROCESSING
JUL 24 2003
WASH, D.C. SECTION

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 30 June 2003 which ADB is filing in accordance with the above Regulation.

Sincerely,

EDDIE CHEN
Treasury Specialist

Encl.: a/s

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org



ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2003

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In May 2003, ADB fully redeemed its 5.75% US$ Global Bonds of 1998/03 with principal amount of US$2,000,000,000.

There was no sale of primary obligations in the United States in the second quarter of 2003.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2003 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASE	
DATE	PARTICULARS
30 Jun 2003	Underlying Global Uncertainties Firmly Place Poverty Reduction at Top of Agenda
27 Jun 2003	Danish Government Provides New Fund for Technical Assistance
26 Jun 2003	Microfinance Program to Provide New Sources of Funds for Tajikistan's Poor
25 Jun 2003	ADB and Philippines Government Streamlining Portfolio to Address Undisbursed Loans
25 Jun 2003	ADB, SEAMEO Sign Cooperation Agreement on Education
24 Jun 2003	2002 Saw Strengthened Partnerships in Fight Against Poverty, Says ADB Annual Report
24 Jun 2003	ADB Provides Proactive Assistance to Conflict-Affected Countries, Drafts Emergency Policy, Says Annual Report
23 Jun 2003	President Arroyo inaugurates Pasig River Promenade
18 Jun 2003	ADB Signs Agreement with WHO, Focuses on Longer-Term SARS and Other Health Issues
13 Jun 2003	Expanding Sri Lanka's Postsecondary Education with Distance Learning
12 Jun 2003	Viet Nam Project to Help Meet Power Shortfall
10 Jun 2003	Pioneering Co-financing Venture as Private Sector Joins Clean Air Campaign
10 Jun 2003	ADB Unveils Guidelines to Help Policymakers in Asia Cut Down on Vehicle Pollution
9 Jun 2003	ADB to Increase Sri Lanka Assistance to Support Peace Effort
6 Jun 2003	Afghanistan Faces Funding Shortfalls, Says ADB
6 Jun 2003	Boosting Health Services to the Poor of Rural Mongolia
6 Jun 2003	ADB President to Attend Tokyo Conference on Sri Lanka Assistance
5 Jun 2003	Strong Response to ADB's Offer of Emergency Support to Fight SARS
4 Jun 2003	Landmark Assistance for NGOs to Design and Implement Innovative Projects
3 Jun 2003	Restoring Key Infrastructure in Afghanistan's Road and Energy Sectors
3 Jun 2003	US$610 Million Earmarked for Afghanistan in Country Strategy Update for 2003-2005
2 Jun 2003	ADB Reallocates US$6.17 Million Loan Funds to Help Viet Nam Prevent SARS
30 May 2003	ADB Adopts New Accountability Mechanism
27 May 2003	Awards for Outstanding Project Management Teams
26 May 2003	ADB To Help Combat SARS in People's Republic of China's Western Region
26 May 2003	ADB Provides US$4 Million in Emergency Support to Address SARS
19 May 2003	ADB Establishes Gender and Development Cooperation Fund
13 May 2003	Focused Effort Needed to Address SARS - ADB President
13 May 2003	ADB to Deliver Better Services to the Pacific with New Offices in Fiji and Sydney
12 May 2003	Director General South Asia Department Attended the Pakistan Development Forum 12- 14 May 2003, Islamabad
12 May 2003	ADB Prepares Action Plan to Address SARS
12 May 2003	Tripartite Cooperation Framework for ADB, Governments and NGOs
12 May 2003	ADB and NGOs Discuss Enhanced Cooperation
9 May 2003	SARS to Further Reduce GDP Forecasts for East and Southeast Asia
9 May 2003	ADB Signs Poverty Partnership with Tuvalu
7 May 2003	Innovative Approach to Improving Health and Nutrition of Poor Women and Children in Pakistan
2 May 2003	Pakistan's Stability Enhances Medium-Term Economic Prospects
2 May 2003	ADB' s New Country Strategy and Program for India Mainstreams Poverty Reduction
30 Apr 2003	Asian Development Bank to Hold 36th Annual Meeting in Manila in June
29 Apr 2003	Protecting Water Resources Through Improved Wastewater Management in Wuhan, PRC
28 Apr 2003	Viet Nam Maintains High Growth Due to Strong Domestic Demand
28 Apr 2003	Economic Stability Raises Growth Prospects for Sri Lanka
28 Apr 2003	Philippine Economy to Grow Moderately in 2003 and 2004
28 Apr 2003	Pakistan's Stability Enhances Medium-Term Economic Prospects
28 Apr 2003	Pacific Countries to Post Moderate Growth
28 Apr 2003	Nepal's Economic Recovery Depends on Improved Security
28 Apr 2003	Mongolia Economic Growth Edging Up in 2003 and 2004
28 Apr 2003	Modest Economic Growth for Indonesia in 2003 and 2004
28 Apr 2003	India's Economy Expected to Show Robust Recovery in FY 2003 and FY 2004
28 Apr 2003	Central Asia Growth Rate to Slow But Economic Trend Positive
28 Apr 2003	Cambodia's Economy Forecast to Expand in 2003 and 2004
28 Apr 2003	Bangladesh's Economic Growth to Accelerate in FY2003 and FY2004
28 Apr 2003	Afghanistan's Economy Expected to Surge in 2003-2004
28 Apr 2003	PRC Growth Affected by SARS, But will Remain Above 7% in 2003 and 2004

DATE	PARTICULARS
28 Apr 2003	PRC's Emergence Affecting Trade Patterns and Growth in Asia
28 Apr 2003	Partnership Between Market and State is Key to Competitiveness for Developing Asia
28 Apr 2003	Developing Asia to Remain World's Economic Bright Spot in 2003 with 5.3% Growth, Says ADB
22 Apr 2003	ADB Provides Further Assistance for Agriculture Sector Development
22 Apr 2003	Signing Ceremony for Grant to Improve Kunming-Haiphong Corridor
15 Apr 2003	ADB Contributes US$15 Million to Establish Investment Fund for Small and Medium Enterprises in ASEAN and the PRC
14 Apr 2003	Reforms Targeted for Water Supply and Sanitation Service Delivery in Nepal's Kathmandu Valley
10 Apr 2003	ADB's Assistance for 2004-2006 Includes Addressing Needs of Conflict-Affected Areas
9 Apr 2003	India Formally Invited to Participate in Central Asia Gas Pipeline Project
7 Apr 2003	Oil and Gas Ministers to Meet in Manila to Discuss Turkmenistan-Afghanistan-Pakistan Gas Pipeline Project
3 Apr 2003	Southeast Asia Forum on Emission Reduction
2 Apr 2003	Nobel Laureate Joseph Stiglitz to Speak on Globalization at ADB
1 Apr 2003	New ADB Policy Steps Up Fight Against Money Laundering and Terrorist Financing


ASIAN DEVELOPMENT BANK

ASIAN DEVELOPMENT BANK

Our Ref: TR/150.01/EC/03-223
Your Ref: SEC File No. 83-2
7 July 2003

Registered Air Mail
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a).

Enclosed are two copies of the regular periodic report for the quarter ended 30 June 2003 which ADB is filing in accordance with the above Regulation.

Sincerely,

EDDIE CHEN
Treasury Specialist

Encl.: a/s

6 ADB Avenue, Mandaluyong City, 0401 Metro Manila, Philippines • Postal Address: P.O. Box 789, 0980 Manila, Philippines
Tel. (632) 632-4444 Facsimile: (632) 636-2444 E-Mail: information@adb.org Website: http://www.adb.org



ASIAN DEVELOPMENT BANK

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 June 2003

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In May 2003, ADB fully redeemed its 5.75% US$ Global Bonds of 1998/03 with principal amount of US$2,000,000,000.

There was no sale of primary obligations in the United States in the second quarter of 2003.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the second quarter ended 30 June 2003 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB NEWS RELEASE	
DATE	PARTICULARS
30 Jun 2003	Underlying Global Uncertainties Firmly Place Poverty Reduction at Top of Agenda
27 Jun 2003	Danish Government Provides New Fund for Technical Assistance
26 Jun 2003	Microfinance Program to Provide New Sources of Funds for Tajikistan's Poor
25 Jun 2003	ADB and Philippines Government Streamlining Portfolio to Address Undisbursed Loans
25 Jun 2003	ADB, SEAMEO Sign Cooperation Agreement on Education
24 Jun 2003	2002 Saw Strengthened Partnerships in Fight Against Poverty, Says ADB Annual Report
24 Jun 2003	ADB Provides Proactive Assistance to Conflict-Affected Countries, Drafts Emergency Policy, Says Annual Report
23 Jun 2003	President Arroyo inaugurates Pasig River Promenade
18 Jun 2003	ADB Signs Agreement with WHO, Focuses on Longer-Term SARS and Other Health Issues
13 Jun 2003	Expanding Sri Lanka's Postsecondary Education with Distance Learning
12 Jun 2003	Viet Nam Project to Help Meet Power Shortfall
10 Jun 2003	Pioneering Co-financing Venture as Private Sector Joins Clean Air Campaign
10 Jun 2003	ADB Unveils Guidelines to Help Policymakers in Asia Cut Down on Vehicle Pollution
9 Jun 2003	ADB to Increase Sri Lanka Assistance to Support Peace Effort
6 Jun 2003	Afghanistan Faces Funding Shortfalls, Says ADB
6 Jun 2003	Boosting Health Services to the Poor of Rural Mongolia
6 Jun 2003	ADB President to Attend Tokyo Conference on Sri Lanka Assistance
5 Jun 2003	Strong Response to ADB's Offer of Emergency Support to Fight SARS
4 Jun 2003	Landmark Assistance for NGOs to Design and Implement Innovative Projects
3 Jun 2003	Restoring Key Infrastructure in Afghanistan's Road and Energy Sectors
3 Jun 2003	US$610 Million Earmarked for Afghanistan in Country Strategy Update for 2003-2005
2 Jun 2003	ADB Reallocates US$6.17 Million Loan Funds to Help Viet Nam Prevent SARS
30 May 2003	ADB Adopts New Accountability Mechanism
27 May 2003	Awards for Outstanding Project Management Teams
26 May 2003	ADB To Help Combat SARS in People's Republic of China's Western Region
26 May 2003	ADB Provides US$4 Million in Emergency Support to Address SARS
19 May 2003	ADB Establishes Gender and Development Cooperation Fund
13 May 2003	Focused Effort Needed to Address SARS - ADB President
13 May 2003	ADB to Deliver Better Services to the Pacific with New Offices in Fiji and Sydney
12 May 2003	Director General South Asia Department Attended the Pakistan Development Forum 12- 14 May 2003, Islamabad
12 May 2003	ADB Prepares Action Plan to Address SARS
12 May 2003	Tripartite Cooperation Framework for ADB, Governments and NGOs
12 May 2003	ADB and NGOs Discuss Enhanced Cooperation
9 May 2003	SARS to Further Reduce GDP Forecasts for East and Southeast Asia
9 May 2003	ADB Signs Poverty Partnership with Tuvalu
7 May 2003	Innovative Approach to Improving Health and Nutrition of Poor Women and Children in Pakistan
2 May 2003	Pakistan's Stability Enhances Medium-Term Economic Prospects
2 May 2003	ADB' s New Country Strategy and Program for India Mainstreams Poverty Reduction
30 Apr 2003	Asian Development Bank to Hold 36th Annual Meeting in Manila in June
29 Apr 2003	Protecting Water Resources Through Improved Wastewater Management in Wuhan, PRC
28 Apr 2003	Viet Nam Maintains High Growth Due to Strong Domestic Demand
28 Apr 2003	Economic Stability Raises Growth Prospects for Sri Lanka
28 Apr 2003	Philippine Economy to Grow Moderately in 2003 and 2004
28 Apr 2003	Pakistan's Stability Enhances Medium-Term Economic Prospects
28 Apr 2003	Pacific Countries to Post Moderate Growth
28 Apr 2003	Nepal's Economic Recovery Depends on Improved Security
28 Apr 2003	Mongolia Economic Growth Edging Up in 2003 and 2004
28 Apr 2003	Modest Economic Growth for Indonesia in 2003 and 2004
28 Apr 2003	India's Economy Expected to Show Robust Recovery in FY 2003 and FY 2004
28 Apr 2003	Central Asia Growth Rate to Slow But Economic Trend Positive
28 Apr 2003	Cambodia's Economy Forecast to Expand in 2003 and 2004
28 Apr 2003	Bangladesh's Economic Growth to Accelerate in FY2003 and FY2004
28 Apr 2003	Afghanistan's Economy Expected to Surge in 2003-2004
28 Apr 2003	PRC Growth Affected by SARS, But will Remain Above 7% in 2003 and 2004

DATE	PARTICULARS
28 Apr 2003	PRC's Emergence Affecting Trade Patterns and Growth in Asia
28 Apr 2003	Partnership Between Market and State is Key to Competitiveness for Developing Asia
28 Apr 2003	Developing Asia to Remain World's Economic Bright Spot in 2003 with 5.3% Growth, Says ADB
22 Apr 2003	ADB Provides Further Assistance for Agriculture Sector Development
22 Apr 2003	Signing Ceremony for Grant to Improve Kunming-Haiphong Corridor
15 Apr 2003	ADB Contributes US$15 Million to Establish Investment Fund for Small and Medium Enterprises in ASEAN and the PRC
14 Apr 2003	Reforms Targeted for Water Supply and Sanitation Service Delivery in Nepal's Kathmandu Valley
10 Apr 2003	ADB's Assistance for 2004-2006 Includes Addressing Needs of Conflict-Affected Areas
9 Apr 2003	India Formally Invited to Participate in Central Asia Gas Pipeline Project
7 Apr 2003	Oil and Gas Ministers to Meet in Manila to Discuss Turkmenistan-Afghanistan-Pakistan Gas Pipeline Project
3 Apr 2003	Southeast Asia Forum on Emission Reduction
2 Apr 2003	Nobel Laureate Joseph Stiglitz to Speak on Globalization at ADB
1 Apr 2003	New ADB Policy Steps Up Fight Against Money Laundering and Terrorist Financing